Report to Shareholders

The year 2005 was instrumental in launching Nevsun Resources as a junior gold producer with confirmation of an economically robust project pipeline that will continue to fuel company growth.

Located in Mali, the Tabakoto and Segala Gold Mines contain a combined reserve of 949,000 gold ounces and are now at the beginning of their mine life which will see the deposits mined at a rate of 100,000 ounces per year. The year was not without its challenges in developing the operations; the company set goals and timelines for completion of the Tabakoto project before unexpected construction setbacks required management to revise its timelines and budgets. Continued support from government at national and regional levels greatly assisted the Company taking over the final stages of the construction program in January 2006 and the start of commissioning in February 2006.

The world-class Bisha project in Eritrea is currently in the engineering feasibility stage which is due for completion in Q3 2006. The Bisha scoping study completed in December 2005 shows an economically robust project with the first two years of production being focused on the surface gold in oxide zone (over 400,000 oz per year production), with years 3 to 5 focused on producing a copper concentrate from copper rich sulphide supergene, and with the remaining open pit life producing zinc and copper concentrates from primary sulphide ores.

The scoping study determined the pre-tax value of the Bisha project to be US$1.3 billion based on November 30, 2005 commodity prices for an initial capital cost of US$156 million which provides the crusher, mill and mine infrastructure to sequentially process each ore type. The study assumed an ore mining rate of 2 M tonnes per year.

Upon delivery of the Bisha Scoping Study to the Eritrean Government, Mr. Tesfai Ghebreselassie, the Eritrean Minister of Energy and Mines, stated:  “We congratulate Nevsun on its exploration success, and we look forward to continuing the Ministry’s cooperation and partnership in developing the world class Bisha deposit into a producing mine”.

In review, we are proud of having significantly progressed during 2005 towards becoming an operating Company. The Company hired new, dedicated personnel and financed growth with the completion of two equity financings for a total of C$60 million. With upcoming gold production at Tabakoto and Segala, the progress of Bisha and valued support of the Malian and Eritrean governments, we look forward to a milestone year in 2006.

On behalf of Nevsun and the Board of Directors, we would like to thank you for your commitment to the growth and prosperity of the company.

“John A. Clarke”

John A. Clarke

President and CEO

Nevsun Resources Ltd.